

02005172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-31-02

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SEC FILE NUMBER
8-51552

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 30 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 24, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SLK-Hull Derivatives, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name — *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorraine Heffernan, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c SLK-Hull Derivatives LLC, as o November 30, 19 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Chief Financial Officer

Title

SLK-Hull Derivatives, L.L.C.

Notary Public

OFFICIAL SEAL
MARY ANN LEBEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/01/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
SLK - Hull Derivatives, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SLK - Hull Derivatives, L.L.C. (the "Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers

January 21, 2002

SLK - Hull Derivatives, L.L.C.

Statement of Financial Condition

November 30, 2001

(Available for Public Inspection)

SLK - Hull Derivatives, L.L.C.

Statement of Financial Condition
November 30, 2001

ASSETS

Cash	$ 519,171
Deposits with brokers, dealers and clearing organizations, (including U.S. Government securities with a fair value of $454,508)	585,722
Financial instruments owned, at fair value:	
Derivative contracts	4,036,086,039
Equities	3,045,458,761
Exchange memberships, at cost	23,576,286
Accounts receivable and other assets	238,473
Total assets	$ 7,106,464,452

LIABILITIES AND MEMBER'S EQUITY

Payable to clearing broker	$ 1,272,235,652
Financial instruments sold, not yet purchased, at fair value:	
Derivative contracts	3,922,711,226
Equities	1,541,083,250
Due to affiliates	59,977,911
Accounts payable and accrued expenses	34,886,084
	6,830,894,123
Subordinated liabilities	155,000,000
Member's equity	120,570,329
Total liabilities and member's equity	$ 7,106,464,452

The accompanying notes are an integral part of this financial statement.

SLK - Hull Derivatives, L.L.C.

Notes to the Statement of Financial Condition

1. Description of Business

SLK - Hull Derivatives, L.L.C. (the "Company"), is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission. Effective October 18, 2001, the Company changed its name from Hull Trading Company, L.L.C. to SLK - Hull Derivatives, L.L.C. The Company operates on a fiscal year basis which ends on the last Friday in November. The Company operates as a market-maker and trader on various securities and futures exchanges. The Company's sole and managing member is The Hull Group, L.L.C. (the "Group"). The ultimate parent of the Group is The Goldman Sachs Group, Inc.

2. Significant Accounting Policies

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. These estimates and assumptions are based on judgement and available information and, consequently, actual results could be materially different from these estimates.

The statement of financial condition reflects purchases and sales of financial instruments on a trade date basis.

Futures transactions and resulting gains and losses are recorded on the transaction date.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value.

The determination of fair value is fundamental to the Company's financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating positions is reasonably expected to affect market prices, fair value is based on internal valuation models. The valuation models used consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve and/or volatility factors. The use of different valuation models and assumptions could produce materially different estimates of fair value. In prior years, all financial instruments were priced using listed market prices or broker or dealer price quotations.

Order flow expenses represent amounts paid and due to exchanges and other broker-dealers for option trades directed to the Company.

The Company is treated as a partnership for tax purposes. The tax effects of the Company's activities accrue directly to its member.

Interest is recorded using the accrual method. Dividends are recorded on the ex-dividend date.

The Company believes that the carrying value of its financial instruments is a reasonable estimate of their fair value. Assets including cash, deposits, accounts receivable and other assets are carried at their fair value. Similarly, all of the Company's liabilities are carried at amounts approximating fair value due to their short-term nature.

3. Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. As of November 30, 2001, the market value of exchange memberships exceeds cost.

In December 1999, the Company entered into an agreement with the International Securities Exchange, L.L.C. (the "ISE") to purchase Class A and Class B membership interests of ISE with a total purchase price of approximately $28 million. In accordance with the purchase agreement, an initial payment was made at the time of the closing with further periodic payments through 2005. At the time the Company entered into the agreement, the Company determined that the future viability of the newly formed ISE was in doubt and, as a result, expensed the liability incurred under the agreement. As of June 1, 2001, the Company determined that the ISE had attained operational viability and, accordingly, began to capitalize its liability under the agreement. The Company capitalized $15,165,936 during the fiscal year ended November 30, 2001, which amounts are included in exchange memberships on the statement of financial condition.

4. Subordinated Liabilities:

As of November 30, 2001, the Company has borrowed $20,000,000 from the Group under a Subordinated Loan Agreement, which matures on August 25, 2003. The Company also has a $200,000,000 Revolving Subordinated Loan agreement with the Group, which matures on March 27, 2003. As of November 30, 2001, $135,000,000 was drawn under the Revolving Subordinated Loan agreement. Amounts borrowed by the Company under these agreements bear interest at the three month LIBOR rate plus 150 basis points.

All of the above subordinated liabilities are included in the Company's regulatory capital and can be repaid only if, after giving effect to such repayment, the Company meets the applicable regulatory capital requirements.

5. Related Party Transactions

Substantially all of the Company's operating expenses, including compensation and occupancy, are paid by the Group. The Group charges the Company, on a monthly basis, an agreed-upon fee for providing these services.

The Company utilizes an affiliate as its clearing broker for all trading activity. For the year ended November 30, 2001, the affiliated clearing broker did not charge the Company for clearing commissions. However, all pass through fees from third parties, paid by the clearing broker on behalf of the Company, were charged at rates comparable to those charged to third parties. Clearing commissions and fees will be charged by the affiliated clearing broker effective December 3, 2001, following an amendment to the clearing contract.

For the year ended November 30, 2001, the Company incurred management fees due to an affiliated broker-dealer. Such management fees pertain to personnel and office support provided to the Company by the affiliated broker-dealer.

In November 2001, certain assets and liabilities of an affiliated broker-dealer, consisting primarily of derivative contracts and equities, were transferred to the Company. The gross fair value of the transferred financial instruments owned and financial instruments sold, not yet purchased amounted to approximately $890 million and $1.3 billion, respectively.

Due to affiliates includes $4,069,936 net payable to the affiliated clearing broker for interest and dividends. Due to affiliates also includes $51,902,772 payable to the Group for service fees and amounts borrowed to finance the daily trading activities of the Company, which accrue interest at a negotiated rate based on LIBOR.

6. Derivative Financial Instruments Held and Issued for Trading Purposes and Other Financial Instruments with Off-Balance Sheet Risk

In its normal course of business, the Company trades financial instruments involving off-balance sheet market risk with other securities broker-dealers, futures commission merchants and commercial banks.

Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the financial instruments subsequently increases prior to the purchase of the financial instruments. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a market-maker and trader on various national financial exchanges, the Company is, in fact, in the business of managing market risk. The Company employs hedged, market-neutral trading strategies and thus, in management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by Company are exchange-traded. The Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties.

7. Concentrations of Credit Risk

At November 30, 2001, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased and payable to clearing broker are amounts held by or due to its clearing broker. At November 30, 2001, a credit concentration with the clearing broker consisted of approximately $346 million, representing the net market value of the Company's trading accounts. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

8. Regulatory Matters

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires, that the Company maintains minimum net capital of $250,000. Pursuant to the Company's registration as a securities dealer, certain of its net capital requirements are assumed by its clearing broker. At November 30, 2001, the Company had net capital of $99,385,095 which was $99,135,095 in excess of its minimum net capital requirement.